Talkspace, Inc.

July 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Talkspace, Inc.

Registration Statement on Form S-1

Filed July 2, 2021

File No. 333-257686

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Talkspace, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-257686) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on July 12, 2021 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Marc Jaffe of Latham & Watkins LLP at (212) 906-1281 or to Rachel Sheridan of Latham & Watkins LLP at (212) 906-4577 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ John Reilly
John Reilly
General Counsel

cc:	Mark Hirschhorn, Talkspace, Inc.

Marc Jaffe, Latham & Watkins LLP

Rachel Sheridan, Latham & Watkins LLP